Mail Stop 4561

April 8, 2008

VIA FACSIMILE: (760) 929-7504
Lowell W. Giffhorn
Chief Financial Officer
Brendan Technologies, Inc.
2236 Rutherford Road, Suite 107
Carlsbad, California 92008

> **Re:** **Brendan Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed March 13, 2008**
> **File No. 333-147638**

Dear Mr. Giffhorn:

We have reviewed your amended filing and response letter and have the following comments.

General

1.   Please amend the calculation of registration fee table to reconcile the number of shares to be registered with the number disclosed in the prospectus.

Front Cover of Prospectus

2.   You have amended your registration statement to add 966,000 shares of common stock issuable as a result of "resets" related to a rights offering. Please provide a complete discussion of these resets in the prospectus. We note in particular your statements through the document that, for any warrant not exercised in the rights offering, the terms of the warrant remained unchanged. We may have further comment.

Prospectus Summary, page 1

3.   In reference to the sub-section titled "Additional Warrants We Are Registering", please revise the title to eliminate any confusion as to whether you are registering warrants or the common stock issuable upon the conversion of warrants.

Selling Shareholders, page 10

4.   Please refer to comment 7 of our letter dated February 22, 2008. As requested, please expand your disclosure in this section to include materially complete descriptions of the following:

- the contractual relationships between you and each selling shareholder during the past three years; and
- each transaction in which a selling shareholder received securities in the past three years, including the number of shares acquired in each such transaction.

By way of example only, you do not describe the transactions in which Dian Griesel, Michael Morrisett, and Midtown Partners received their securities. Furthermore, you do not describe the transactions in which Little Bear Investments, the Kybartai Trust, Zachary Prensky, Eugene and Natalie Ciner and Iroquois Master Fund received their securities.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535 or David Orlic at (202) 551-3503. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (310)789-1490
        David Ficksman, Esq.
        Troy & Gould